FIRST AMENDMENT

TO THE

AMENDED AND RESTATED BY-LAWS

OF

LEXINGTON REALTY TRUST

(F/K/A LEXINGTON CORPORATE PROPERTIES TRUST)

THIS FIRST AMENDMENT, dated as of November 17, 2009, to the Amended and Restated By-Laws dated as of December 31, 2006 (the “By-Laws”) of Lexington Realty Trust, a Maryland statutory real estate investment trust (the “Company”), was adopted by the Board of Trustees of the Company (the “Trustees”) on November 17, 2009.

WHEREAS , Article IX, Section 9.07 of the By-Laws grants to the Trustees the power to amend the By-Laws; and

WHEREAS , the Trustees have determined that it is in the best interest of the Company to amend the voting provisions of the By-Laws to provide for majority voting in the case of uncontested elections.

NOW, THEREFORE , the By-Laws are hereby amended as follows:

1.         Article I, Section 1.05 of the By-Laws is hereby deleted in its entirety and the following is hereby substituted therefor:

SECTION 1.05. Quorum; Voting. (a) Quorum. Unless the statute or the Declaration of Trust provides otherwise, at a meeting of shareholders the presence in person or by proxy of shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting constitutes a quorum.

(b) Election of Trustees. Unless the statute or the Declaration of Trust provides otherwise, each trustee shall be elected by the vote of a majority of the votes cast by shareholders entitled to vote with respect to the election of trustees at a meeting duly called at which a quorum is present; provided that if the number of nominees exceeds the number of trustees to be elected, the trustees shall be elected by the vote of a plurality of the votes cast by shareholders entitled to vote with respect to the election of trustees at a meeting duly called at which a quorum is present. For purposes of this Section, a majority of the votes cast means that the number of shares voted “for” a nominee must exceed the number of votes cast “against” or “withheld” with respect to that nominee. Votes “against” or “withheld” with respect to a nominee will count as votes cast with respect to that nominee, but “abstentions” and broker non-votes with respect to that nominee will not count as votes cast with respect to that nominee. If a nominee that is already serving as a trustee is not elected, such trustee shall offer to tender his or her resignation to the Board of Trustees. The Nominating and Corporate Governance Committee of the Board of Trustees will make a recommendation to the Board of Trustees on whether to accept or reject the resignation, or whether other action should be taken. The Board of Trustees will act on the Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The trustee who tenders his or her resignation will not participate in the Board of Trustee's decision. Each trustee shall hold office until his or her successor shall be duly elected and qualified, or until death, resignation or removal in the manner hereinafter provided, or until he or she shall cease to qualify. Each share may be voted for as many individuals as there are trustees to be elected and for whose election the share is entitled to be voted.

(b) Matters other than Election of Trustees.  A majority of the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute or by the Declaration of Trust.

2.	This Amendment was adopted by the Trustees to be effective on November 17, 2009.

By: /s/ Paul R. Wood

Paul R. Wood, Secretary